UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                    (Amendment No. ___1__)*

                       Sepragen Corporation
      ______________________________________________________
                        (Name of Issuer)

                         Common Stock
      ______________________________________________________
                 (Title of Class of Securities)

                         817316102
              ____________________________________
                         (CUSIP Number)

                    January 9, 2001
     -------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     --x-      Rule 13d-1(b)
     ----      Rule 13d-1(c)
     ----      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No.817316102                 13G         Page  2   of   10
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Special Situations Private Equity Fund, L.P.   F13-3916551
     MG Advisers, L.L.C. F13-3916549
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)
  (a) | |
  (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY
----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware/New York
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER               None
  SHARES
BENEFICIALLY    ------------------------------------------------
OWNED BY        (6) SHARED VOTING POWER             None
EACH REPORTING -------------------------------------------------
PERSON WITH:    (7) SOLE DISPOSITIVE POWER        None
          ------------------------------------------------
                (8) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     None
----------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     None
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (See Instructions)

     IV/IA
----------------------------------------------------------------











CUSIP No. 817316102             13G         Page  3  of  10
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Austin W. Marxe

----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)

  (a) | |
  (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER       None
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER      None
 OWNED BY
   EACH        -------------------------------------------------
REPORTING      (7) SOLE DISPOSITIVE POWER      None
PERSON WITH:   -------------------------------------------------
               (8) SHARED DISPOSITIVE POWER     None

----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

       None
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     None
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------








CUSIP No. 817316102            13G         Page  4  of  10
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     David M. Greenhouse
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)

  (a) | |
  (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER            None
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER         None
 OWNED BY
   EACH        -------------------------------------------------
REPORTING      (7) SOLE DISPOSITIVE POWER      None
PERSON WITH:   -------------------------------------------------
               (8) SHARED DISPOSITIVE POWER    None

----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

      None
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     None
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------








                                        Page 5 of 10 Pages

Item 1.
(a)  Name of Issuer:  Sepragen Corporation
(b)  Address of Issuer's Principal Executive Offices:
     30689 Huntwood Avenue, Hayward, CA  94544
Item 2.
(a) Name of Person Filing: This statement is filed on behalf of (i) Special Situations Private Equity Fund, L.P., a Delaware limited partnership (the "Private Equity Fund"); (ii) MG Advisers L.L.C., a New York limited liability company, ("MG"); (iii) Austin W. Marxe and (iv) David Greenhouse. Each of the foregoing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons."
(b)  Address of Principal Business Office or, if none,
Residence:   The principal office and business address of the
Reporting Persons is 153 East 53 Street, New York, New York
10022.
(c) Citizenship: The Private Equity Fund is a Delaware limited partnership and MG is a New York limited liability company. Austin Marxe and David M. Greenhouse are United States citizens. The business of the Private Equity Fund is to acquire, purchase, invest in, sell, convey, transfer, exchange and otherwise trade in principally equity and equity related securities. The principal business of MG is to act as general partner of and investment adviser to the Private
Equity Fund.    The principal occupation of Austin W. Marxe
                                        Page 6 of 10 Pages
and David Greenhouse is to serve as officers, directors and members or principal shareholders of the Adviser.
2(d)      Title of Class of Securities: See cover sheets.
2(e)      CUSIP Number:  See cover sheets.
Item 3. If this statement is filed pursuant to $240.13d-1(b) or 240.13d-2(b), check whether the person filing is a:
(a) ( )   Broker or Dealer registered under section 15 of the
          Act;
(b) ( )   Bank as defined in section 3(a) (6) of the Act;
(c) ( )   Insurance Company as defined in section 3(a) (19) of
          the Act;
(d) ( ) Investment Company registered under section 8 of the Investment Company Act of 1940;
(e) (x)   An Investment Adviser in accordance with $240.13d-
          1(b)(I)(ii)(E);
(f) ( ) An employee benefit plan or endowment fund in accordance with $240.13d-1(b)(I)(ii)(F);
(g) (x) A parent holding company or control person in accordance with $240.13d-1(b)(1)(ii)(G);
(h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) ( ) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) ( )   Group, in accordance with $240.13d-1(b)(1)(ii)(J).
                                        Page 7 of 10 Pages
See Exhibit A attached hereto.
Item 4.   Ownership:
(a)  Amount Beneficially Owned:   No shares of Common Stock
are beneficially owned by Austin W. Marxe and David Greenhouse and the Private Equity Fund.
(b) Percent of Class: No percent of the Common Stock are beneficially owned by the Reporting Persons.
(c) Number of Shares as to which the person has Rights to Vote and/or Dispose of Securities: The Private Equity
     Fund, and MG Adviser L.L.C have sole power to vote or to direct the vote and to dispose or to direct the disposition of all securities reported hereby which are respectively beneficially owned by them.
     Austin Marxe and David Greenhouse have shared power to vote or to direct the vote of and to dispose or to direct the disposition of securities reported hereby which are beneficially owned by Austin Marxe and David Greenhouse by virtue of being Executive Officers of the Investment Adviser.
Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class
     of securities, check the following   X  .


                                        Page 8 of 10 Pages
     Item 6.Ownership of More than Five Percent on Behalf of Another Person: The Private Equity Fund as owner of the securities in question, have the right to receive any dividends from, or proceeds from the sale of, such securities.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding Company: See Exhibit A attached hereto.
Item 8. Identification and Classification of Members of the
      Group:  Not applicable
Item 9. Notices of Dissolution of Group:  Not applicable.

Item 10.  Certification:
               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                   Page 9 of 10 Pages


                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2001


               SPECIAL SITUATIONS PRIVATE EQUITY FUND, L.P.


               By:/s/ Austin W. Marxe
                  Austin W. Marxe
                  Managing Director

               MG ADVISERS L.L.C.


               By:/s/ Austin W. Marxe
                   Austin W. Marxe
                   President and Chief Executive Officer



                    /s/ Austin W. Marxe
                    AUSTIN W. MARXE



                    /s/David M Greenhouse












                                        Page 10 of 10 Pages





                          EXHIBIT A


     This Exhibit explains the relationship between the Reporting Persons. MG Advisers L.L.C.(MG), a New York limited liability company, is the general partner ofthe Special Situations Private Equity Fund, l.P., a Delaware Limited Partnership (the Fund). Austin W. Marxe and David Greenhouse are the sole members of MG and are responsible for all the Fund's investment decisions.